UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
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Commission File Number: 333-153492
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PYPO CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                  Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________                                 No          X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

Supplementary Agreement to Equity Interests Transfer Framework Agreement

On August 3, 2009, Beijing Funtalk Century Telecommunications Equipment Retail Chain Co., Ltd. (“Beijing Funtalk”), an operating subsidiary of Pypo China Holdings Limited (“Pypo”), entered into an Equity Interests Transfer Framework Agreement (the “Original Agreement”) with Beijing Tangjun Technology Co., Ltd. (“Tangjun”) to acquire one hundred percent (100%) of the outstanding equity interests of Shanghai Xieheng Telecommunications Equipment Co., Ltd. (“Xieheng”), including the interests that Xieheng holds in certain of its controlled entities in China. Xieheng engages in the retailing of wireless telecommunications devices and accessories in China and is a customer of Pypo. The consideration for the acquisition set forth in the Original Agreement is RMB320 million (approximately US$46.8 million), plus the net asset value of Xieheng as of July 31, 2009, calculated and adjusted pursuant to the Original Agreement.  In addition, Tangjun has pledged all of its equity interests in Xieheng to a company controlled by Mr. Kuo Zhang to secure Tangjun’s obligation to transfer its equity interests in Xieheng to Pypo in accordance with the Original Agreement (the “Pledge”). Mr. Zhang is the chairman of Pypo and beneficially owned approximately 66.6% of Pypo's shares as of August 31, 2009.

On November 17, 2009, Beijing Funtalk and Tangjun entered into a Supplementary Agreement to the Equity Interests Transfer Framework Agreement (the “Supplementary Agreement”), under which the total consideration for the acquisition decreased to RMB291.5 million (approximately US$42.7 million) based on the parties’ final calculation of the net asset value of Xieheng as of July 31, 2009. The parties closed the transaction on November 20, 2009. The Pledge has been released pursuant to the Supplementary Agreement.

The information contained herein is qualified in its entirety by the Equity Interests Transfer Framework Agreement attached as exhibit 2.1 to the Current Report on Form 8-K dated August 7, 2009, SEC File No. 333-153492 and incorporated herein by this reference, and the Supplementary Agreement to the Equity Interests Transfer Framework Agreement attached to this current report on Form 6-K as Exhibit 10.2 and incorporated herein by this reference.

Forward-Looking Statements

Certain statements in this Current Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Pypo’s control. These factors include the risk that Pypo will not successfully integrate the acquisition discussed herein, as well as the other risk factors detailed in Pypo’s filings with the Securities and Exchange Commission. Pypo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is neither an offer to sell nor a solicitation of an offer to sell any securities of Pypo.

Exhibit No.                                                                Description
10.1
Equity Interests Transfer Framework Agreement dated as of August 3, 2009 by and between Beijing Funtalk Century Telecommunications Equipment Retail Chain Co., Ltd. and Beijing Tangjun Technology Co., Ltd. (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K dated August 7, 2009, SEC File No. 333-153492)

10.2
Supplementary Agreement to the Equity Interests Transfer Framework Agreement dated as of November 17, 2009 by and between Beijing Funtalk Century Telecommunications Equipment Retail Chain Co., Ltd. and Beijing Tangjun Technology Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pypo China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name:	Kim Chuan (“Jackie”) Leong
Title:	Chief Financial Officer

Date: November 23, 2009